SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 25, 2013

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

25 September 2013

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of 2014 Interim Dividend Dates

Name of entities:
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

The proposed dates(1) for the 2014 Interim Dividend of BHP Billiton Limited and BHP Billiton Plc are as follows:

2014 Interim Dividend

Half Yearly Results Announcement and Dividend Declaration:
11 February 2014

Last day to trade cum dividend on JSE Limited and currency conversion into rand:
28 February 2014

Ex-Dividend Date (Australian & Johannesburg stock exchanges):
3 March 2014

Ex-Dividend Date (London & New York stock exchanges(2)):
5 March 2014

Record Date (including currency conversion and currency election dates, except for rand):
7 March 2014

Payment Date:
26 March 2014

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 3 and 7 March 2014 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 28 February and 7 March 2014 (inclusive).

Jane McAloon
Group Company Secretary

(1) Dates are subject to change.
(2) BHP Billiton Limited and BHP Billiton Plc shares are listed in the form of American Depositary Shares (ADSs) and traded as American Depositary Receipts (ADRs) on the NYSE. Each ADS represents two ordinary shares.

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office: 171 Collins Street, Melbourne, Victoria 3000

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : September 25, 2013	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary